Filed by Northeast Utilities Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: NSTAR

Commission File No.: 333-170754

Tuesday, July 19, 2011

In This Edition

Progress continues with the NU-NSTAR merger and both companies remain excited and optimistic about the merger closing in the second half of this year. Throughout this merger integration process, we are committed to keeping you informed as milestones are achieved and progress is made. Thank you for your continued focus on safety and customer service.

Filings and Approvals Progress

Massachusetts: The Massachusetts Department of Public Utilities (MDPU) began evidentiary hearings on July 6. The hearings, scheduled to conclude later this month, address all aspects of the merger -- including the new net benefits standard of review adopted by the MDPU in April. After the hearings, all participants will have a window of time to file legal briefs for the MDPU to consider. The briefing schedule will be determined at the conclusion of the hearings. Most recently, a filing by the Massachusetts Department of Energy Resources (DOER) requesting a lengthy NSTAR rate review gained some attention from the media. Later this week, we will file with the MDPU a formal response to the DOER request. Once the MDPU has ruled on the DOER’s request, we will communicate the decision to all employees.

FERC: On July 7, the Federal Energy Regulatory Commission (FERC) approved the NU-NSTAR merger. FERC reviewed the proposed merger and determined it would have no adverse impact on competition, rates and regulation. FERC approval also satisfies one requirement of the Maine Public Utilities Commission because its order approving the merger was subject to the ultimate approval of FERC.

Answers to Your Questions About the Merger

What regulatory approvals remain?

Since our initial merger announcement last October we have made filings with the Securities and Exchange Commission, the MDPU, the Connecticut Department of Public Utility Control, FERC, the Nuclear Regulatory Commission (NRC), the Maine Public Utilities Commission, the New Hampshire Public Utilities Commission, the Department of Justice, and the Federal Communications Commission. Throughout this process we have kept our state regulators and policy makers informed. At this time, regulatory approvals or review are still pending from the MDPU and the NRC.

Continued on next page

Answers to Your Questions, cont.

While we wait to receive remaining regulatory approvals, is Day One readiness work continuing?

As we reported to you in May, Functional Integration Teams (FITs) have modified their work schedule to ensure a continued, balanced focus on both the integration process and day-to-day business activities. With the transaction closing expected to occur in the second half of this year, FIT work that is focused on Day One readiness items such as financial reporting systems, budgeting processes and performance metrics, is ongoing. However, integration planning aimed at assessing longer-term policies, processes, systems and procedures has been scaled back for now and will ramp back up later this summer to correspond with the expected timing of the merger closing. The Integration Project Management Office members continue to meet regularly, helping ensure both companies will be ready for Day One.

How will merger savings be achieved?

As previously communicated, following a methodology used by NSTAR during its merger in 1999, NU and NSTAR conducted a net benefits analysis to determine overall savings expected to occur. We have estimated approximately $780 million in overall net savings to be achieved over a 10-year period, and in excess of $5 billion over 40 years. These savings are consistent with what we have envisioned for the merger:

•	We will maintain dual headquarters in Hartford and Boston.

•	No facility closures are planned.

•	Labor-related savings are expected to occur from normal attrition and retirements.

•	No broad-based, corporate-wide layoffs or early retirements are planned.

•	All union contracts will continue to be honored.

Some of the labor savings will come from the elimination of redundancies and duplicative operations over time, particularly in corporate and administrative areas. Additionally, our analysis showed a reduction of approximately 350 positions will be attainable during the first five years through normal attrition and retirements, with those savings extending out over 10 years and beyond.

Our analysis also demonstrated a variety of non-labor savings from the merger. For example, the combined company will only have one Board of Trustees, one auditing firm and fewer insurance carriers and consolidated systems, thus reducing fees and costs associated with these areas. We will also experience savings from consolidating vendors, printing, technology and other business expenses.

Keeping You Current with Merger Update

This newsletter and future editions are designed to keep you posted on merger-related activities. We will publish regularly over the next several months as milestones are achieved and progress is made. Hearing from you will help us answer your questions. NU employees can forward questions to emcom@nu.com and NSTAR employees can forward questions to merger.questions@nstar.com.

Information Concerning Forward-Looking Statements

In addition to historical information, this communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the definitive proxy statement that was filed by NSTAR with the SEC on January 5, 2011 and the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754) that includes a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR first mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”